Exhibit 99.1

Alcon’s First Quarter Net Earnings Climb 26.8 Percent on 15.3 Percent Sales Increase

First Quarter Highlights
•	Sales increased to $1.72 billion (+9.6 percent organic growth, +15.3 percent reported)
•	Adjusted operating income increased 19.0 percent (+27.0 percent reported)
•	Adjusted diluted EPS rose 23.2 percent to $1.91 (+25.2 percent to $1.89 reported)
•	Advanced technology intraocular lens sales jumped 43.0 percent organically (+49.8 percent reported)
•	Glaucoma sales increased 24.0 percent organically (+30.0 percent reported)
•	Company gained approval of DuoTrav® combination ophthalmic solution in Japan

HUENENBERG, Switzerland – April 26, 2010 – Alcon, Inc. (NYSE:ACL) reported that global sales rose 15.3 percent to $1.72 billion for the first quarter of 2010, or 9.6 percent excluding the impact of foreign exchange fluctuations and acquisitions.  Revenue from acquisitions added 20 basis points to sales growth in the quarter.  U.S. health care reform reduced sales by $5 million in the quarter.
Net earnings for the first quarter of 2010 grew 26.8 percent to $573 million, or $1.89 per diluted share, compared to $452 million, or $1.51 per diluted share in the first quarter of 2009.  Non-GAAP adjusted net earnings would have grown 24.9 percent to $581 million, or $1.91 per diluted share, compared to first quarter 2009 non-GAAP adjusted net earnings of $465 million, or $1.55 per diluted share.
Adjusted net earnings in the first quarter of 2010 exclude a $24 million pre-tax reduction to cost of goods sold related to a change in estimate for accrued royalties, $4 million in pre-tax other operating expenses related to the potential change of control and merger proposal from Novartis AG and a $25 million period tax charge related to a change in the tax treatment of retiree medical benefits in the United States included in the health care reform bill.  Adjusted net earnings in the first quarter of 2009 exclude $13 million of after-tax costs associated with a reduction in force.  Reconciliations of reported and adjusted results for the first quarter are included in the financial tables below.
“Our first quarter results reflect another strong quarter with solid sales growth driven by continued market share gains in most major product categories, balanced contributions from all geographic regions and generally improved market conditions.  Through the focused efforts of our entire organization, we also were able to translate that sales performance to faster growth in operating and net profit,” said Kevin Buehler, Alcon’s president and chief executive officer.  “With this start to the year, we are on track to post solid results in 2010 that reflect sustainable organic growth and operational leverage.”

Sales Highlights
Summarized below are sales highlights for the first quarter of 2010. All growth comparisons are for the first quarter of 2010 compared to the first quarter of 2009. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.

➢
U.S. sales rose 10.3 percent due to strong contributions from advanced technology AcrySof® intraocular lenses, continued market share gains in glaucoma pharmaceuticals and growth in consumer eye care products.  Sales growth included 30 basis points from acquisitions and also benefitted from a more favorable market environment when compared to the first quarter of 2009.

➢
Sales in international markets increased 9.4 percent on an organic basis (+19.2 percent reported) due to balanced contributions from most global markets.  Developed international markets posted 8.0% organic growth (+17.0 reported).

o
Sales in emerging markets increased 12.2 percent on an organic basis (+24.0 percent reported).  The BRIC nations (Brazil, Russia, India and China) led emerging market growth, rising 22.4 percent organically (+41.3 percent reported).

➢
Global sales of pharmaceutical products were $728 million, an increase of 11.7 percent on an organic basis (+16.3 percent reported).  Sales of pharmaceutical products in international markets rose 13.5 percent organically (+22.6 percent reported) as prior investments in sales force expansions in Europe and Japan contributed to sustained market share gains.

o
Global glaucoma pharmaceutical sales rose 24.0 percent organically (+30.0 percent reported), led by continued market penetration of AZARGA® outside the United States, resulting in a 23.3 percent organic increase in sales (+30.3 percent reported) of the Azopt® family of products (Azopt® and AZARGA® ophthalmic suspensions).  Additionally, global sales of the TRAVATAN® family of products (TRAVATAN®, TRAVATAN Z® and DuoTrav® ophthalmic solutions) rose 21.0 percent on an organic basis (+26.7 percent reported).

➢	Global surgical sales increased 8.3 percent on an organic basis (+14.7 percent reported), primarily attributable to a 10.9 percent organic rise (+17.3 percent reported) in sales of intraocular lenses.
o
Global sales of advanced technology intraocular lenses rose 43.0 percent organically (+49.8 percent reported) on the continued success of the AcrySof® IQ ReSTOR® +3.0 lens and further adoption and utilization by cataract surgeons of the AcrySof® IQ Toric lens.

➢
Global sales of consumer eye care products rose 7.7 percent on an organic basis (+13.9 percent reported) to $221 million on the strong global performance of OPTI-FREE® RepleniSH® multi-purpose disinfecting solution and the Systane® family of lubricant eye drops.  This category also benefited from a favorable comparison to the first quarter of 2009 when retailers in the United States reduced contact lens care inventories on hand, which reduced sales in that quarter.

Earnings Highlights
Summarized below are earnings highlights for the first quarter of 2010. All growth comparisons are for the first quarter of 2010 compared to the first quarter of 2009.
➢
Operating income rose 27.0 percent to $653 million, or 37.9 percent of sales.  Non-GAAP adjusted operating income would have increased 19.0 percent to $633 million, or 36.8 percent of sales.  This performance was attributable to strong sales growth, positive price contribution and SG&A leverage resulting from the company’s on-going cost management programs.  Adjusted operating income in the first quarter of 2010 excludes a $24 million pre-tax reduction to cost of goods sold related to a change in estimate for accrued royalties and $4 million in pre-tax other operating expenses related to the potential change of control and the merger proposal from Novartis. Adjusted operating income in the first quarter of 2009 excludes $18 million of pre-tax costs associated with a reduction in force.
➢
Net earnings in the first quarter of 2010 rose 26.8 percent to $573 million, or $1.89 per diluted share.  Non-GAAP adjusted net earnings would have risen 24.9 percent to $581 million, or $1.91 per diluted share.  In addition to the increase in operating income, this solid performance included an improvement in earnings on the company’s investment portfolio and lower foreign exchange losses.  Adjusted net earnings exclude the $21 million after-tax impact of the change in royalty estimates, $4 million in after-tax costs related to the potential change of control and the $25 million period tax charge related to health care reform in the United States.  Adjusted net earnings in the first quarter of 2009 exclude $13 million in after-tax costs associated with a reduction in force.

Other Highlights
➢
On March 29, 2010, Alcon announced it received regulatory approval and finalized the acquisition from Sirion Therapeutics, Inc. of the rights in the United States for Durezol™ ophthalmic steroid (topical ophthalmic corticosteroid for inflammation and pain associated with ocular surgery) and the global rights, excluding Latin America, for the development product Zyclorin™ ophthalmic formulation (under clinical investigation to treat dry eye and other ocular surface diseases).

➢	On March 31, 2010, Patanase® nasal spray received labeling approval for the indication of decreased symptoms related to itchy and watery eyes.
➢	On April 16, 2010, the Ministry of Health, Labor and Welfare in Japan approved DuoTrav® combination ophthalmic solution for the treatment of glaucoma and ocular hypertension.

Financial Guidance
The company reaffirmed its full year guidance for both sales and earnings per share and said it expects to be able to absorb the ongoing impact of health care reform in its 2010 targets.  Organic sales growth is expected to be in mid-to-high single digits, while earnings per share are expected to be in the range of $7.30 to $7.55.  The on-going impact of health care reform is expected to reduce 2010 sales by $20 million and earnings per share by $0.06.  The full year guidance assumes renewal of the U.S. Research and Experimentation tax credit in the fourth quarter of 2010 with retroactive application and excludes the adjustments made in the first quarter of 2010 and any future costs related to a potential change of control to and/or merger with Novartis.

Company Description
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

# # #

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

www.alcon.com

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended March 31,
	2010	2009

Sales	$1,721	$1,493
Cost of goods sold	392	354

Gross profit	1,329	1,139

Selling, general and administrative	492	472
Research and development	169	146
Amortization of intangibles	11	7
Other operating expenses	4	--

Operating income	653	514

Other income (expense):
Loss from foreign currency, net	(2)	(10)
Interest income	8	11
Interest expense	(3)	(5)
Other, net	20	4

Earnings before income taxes	676	514

Income taxes	103	62

Net earnings	$573	$452

Basic earnings per common share	$1.91	$1.51

Diluted earnings per common share	$1.89	$1.51

Basic weighted average common shares	299,980,871	298,581,689

Diluted weighted average common shares	303,569,998	300,015,135

ALCON, INC. AND SUBSIDIARIES
Global Sales
(in millions)

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2010	2009	Change	Change	Currency
Geographic Sales
Alcon United States:
Pharmaceutical	$337	$307	9.8%	--%	9.8%
Surgical	287	258	11.2	--	11.2
Consumer Eye Care	102	93	9.7	--	9.7

Total United States Sales	726	658	10.3	--	10.3

Alcon International:
Pharmaceutical	391	319	22.6	9.1	13.5
Surgical	485	415	16.9	9.7	7.2
Consumer Eye Care	119	101	17.8	11.9	5.9

Total International Sales	995	835	19.2	9.7	9.5

Total Global Sales	$1,721	$1,493	15.3	5.5	9.8

Global Product Sales
Infection/inflammation	$230	$202	13.9%	4.0%	9.9%
Glaucoma	303	233	30.0	6.0	24.0
Allergy	138	143	(3.5)	2.1	(5.6)
Otic/nasal	84	76	10.5	2.6	7.9
Other pharmaceuticals/rebates	(27)	(28)	N/M	N/M	N/M

Total Pharmaceutical	728	626	16.3	4.6	11.7

Intraocular lenses	291	248	17.3	6.4	10.9
Cataract/vitreoretinal/other	453	400	13.3	5.8	7.5
Refractive	28	25	12.0	4.0	8.0

Total Surgical	772	673	14.7	5.9	8.8

Contact lens disinfectants	115	106	8.5	4.7	3.8
Artificial tears	81	65	24.6	9.2	15.4
Other	25	23	8.7	4.4	4.3

Total Consumer Eye Care	221	194	13.9	6.2	7.7

Total Global Sales	$1,721	$1,493	15.3	5.5	9.8

N/M - Not Meaningful
Note: Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	March 31,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$3,129	$3,007
Short term investments	542	479
Trade receivables, net	1,456	1,346
Inventories	612	626
Deferred income tax assets	163	162
Other current assets	226	213

Total current assets	6,128	5,833

Long term investments	64	73
Property, plant and equipment, net	1,291	1,304
Intangible assets, net	524	255
Goodwill	700	688
Long term deferred income tax assets	363	391
Other assets	143	142

Total assets	$9,213	$8,686

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$309	$321
Short term borrowings	667	607
Current maturities of long term debt	54	--
Other current liabilities	921	1,047

Total current liabilities	1,951	1,975

Long term debt, net of current maturities	--	56
Long term deferred income tax liabilities	73	59
Other long term liabilities	723	691
Contingencies
Shareholders' equity:
Common shares	42	42
Additional paid-in capital	1,563	1,535
Accumulated other comprehensive income	123	203
Retained earnings	5,104	4,533
Treasury shares, at cost	(366)	(408)

Total shareholders' equity	6,466	5,905

Total liabilities and shareholders' equity	$9,213	$8,686

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Three months ended March 31,
	2010	2009

Cash provided by (used in) operating activities:
Net earnings	$573	$452
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	51	44
Amortization of intangibles	11	7
Share-based payments	18	23
Tax benefits (reversals) from share-based compensation	2	(2)
Deferred income taxes	21	76
Loss (gain) on sale of assets	(15)	36
Unrealized appreciation on trading securities	(4)	(40)
Other, net	2	3
Changes in operating assets and liabilities, net of effects from business acquisition:
Trade receivables	(139)	(117)
Inventories	(9)	(43)
Other assets	(15)	(36)
Accounts payable	(7)	19
Other current liabilities	(116)	(22)
Other long term liabilities	15	9

Net cash from operating activities	388	409

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(69)	(52)
Acquisition of business, net of cash acquired	(157)	--
Purchases of intangible assets	(113)	(1)
Purchases of investments	(569)	(246)
Proceeds from sales and maturities of investments	520	420
Other, net	1	--

Net cash from investing activities	(387)	121

Cash provided by (used in) financing activities:
Net proceeds from short term debt	78	113
Repayment of long term debt	--	(1)
Acquisition of treasury shares	(9)	(4)
Proceeds from exercise of stock options	45	5
Tax benefits from share-based payment arrangements	13	1

Net cash from financing activities	127	114

Effect of exchange rates on cash and cash equivalents	(6)	(3)

Net increase in cash and cash equivalents	122	641

Cash and cash equivalents, beginning of period	3,007	2,449

Cash and cash equivalents, end of period	$3,129	$3,090

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)
	Operating Income
	Q1 2010	Q1 2009	Growth %
As Reported	$653	$514	27.0%
2010 Change in Royalty Estimate	(24)	--	--
2010 Change-in-Control Expenses	4	--	--
2009 Reduction in Force	--	18	--
As Adjusted	$633	$532	19.0

	Net Earnings
	Q1 2010	Q1 2009	Growth %
As Reported	$573	$452	26.8%
2010 Change in Royalty Estimate	(21)	--	--
2010 Change-in-Control Expenses	4	--	--
2010 U.S. Health Care Reform *	25	--	--
2009 Reduction in Force	--	13	--
As Adjusted	$581	$465	24.9

Note: Adjusted operating income and net earnings measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company’s operations because they provide investors with a clearer picture of the core operations of the company.  These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

* Related to a change in the tax treatment of retiree medical benefits in the United States.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)
	Diluted EPS
	Q1 2010	Q1 2009	Growth %
As Reported	$1.89	$1.51	25.2%
2010 Change in Royalty Estimate	(0.07)	--	--
2010 Change-in-Control Expenses	0.01	--	--
2010 U.S. Health Care Reform *	0.08	--	--
2009 Reduction in Force	--	0.04	--
As Adjusted	$1.91	$1.55	23.2

Note: Adjusted diluted EPS measures the results of the company's operations without certain items that did not pertain to the comparable period. Management believes this measure is an important measure of the company’s operations because it provides investors with a clearer picture of the core operations of the company.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

* Related to a change in the tax treatment of retiree medical benefits in the United States.

	Three Months Ended			Foreign
	March 31,			Currency	Acquisition	Organic
	2010	2009	Change	Change	Change	Change

Sales by Product Line:
Pharmaceutical	$728	$626	16.3%	4.6%	--%	11.7%
Surgical	772	673	14.7	5.9	0.5	8.3
Consumer Eye Care	221	194	13.9	6.2	--	7.7

Total Global Sales	$1,721	$1,493	15.3	5.5	0.2	9.6

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

Sales	Reported Change	Foreign Currency Change	Acquisition Change	Organic Change

United States	10.3%	--%	0.3%	10.0%
International markets	19.2	9.7	0.1	9.4
Emerging markets	24.0	11.8	--	12.2
BRIC nations	41.3	18.9	--	22.4
International pharmaceuticals	22.6	9.1	--	13.5
Glaucoma pharmaceuticals	30.0	6.0	--	24.0
Azopt® family	30.3	7.0	--	23.3
TRAVATAN® family	25.1	4.9	--	20.2
Intraocular lenses	17.3	6.4	--	10.9
Advanced technology intraocular lenses	49.8	6.8	--	43.0

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.